FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAREFUSION CORP

COMMISSION FILE NO. 001-34273

The following communication was made available by Becton, Dickinson and Company on November 24, 2014.

Integration FAQs

November 24, 2014

About the Acquisition

Why is BD doing this transaction?

•	The combination of BD and CareFusion creates a global leader in medication management and patient safety solutions. It accelerates BD’s strategy to deliver integrated medication management solutions and smart devices, from drug preparation in the pharmacy, to dispensing on the hospital floor, administration to the patient, and subsequent monitoring.

•	We expect the combination to enhance our ability to improve quality of patient care and reduce healthcare costs by addressing unmet needs in hospitals, hospital pharmacies and alternate sites of care to increase efficiencies, reduce medication administration errors and improve patient and healthcare worker safety.

•	By using BD’s leading global infrastructure to expand the availability of CareFusion products to more patients and workers worldwide, we expect to be able to improve the quality of and access to healthcare in both developed and emerging markets around the globe.

•	In addition, the Company will have solid positions in patient safety to maximize outcomes in infection prevention, respiratory care, and acute care procedural effectiveness.

What other similar companies did BD consider before deciding to acquire CareFusion?

•	In terms of M&A we have always said that acquisitions must fit strategically and create shareholder value — this was our key priority. Our strategic focus was (is) on offering complete solutions to our customers and we believe that will lead to sustained relevance in the healthcare marketplace. Overall, we prefer to consider assets that have adjacencies to our existing capabilities, make sense strategically and financially, and create shareholder value.

•	CareFusion was a great strategic fit, which aligned nicely with our core capabilities and also delivers value to customers and shareholders.

Why is this good for our customers?

•	We are very excited about this transaction and believe our customers will benefit significantly.

•	Until the transaction closes in the first half of calendar year 2015, it’s business as usual – both BD and CareFusion will continue to operate as separate companies, and customers’ points of contacts will remain the same.

About the Integration Process

•	How are you managing the integration?

The integration is being led by a designated team of leaders under the direction of Bill Kozy, Executive Vice President and Chief Operating Officer, BD. Supporting Bill is Tom Jaeger, who will lead the Integration Management Office (IMO) and Jason Strohm, CareFusion’s COO Procedural Solutions, who will lead the integration on the CareFusion side. In addition to Tom, the BD IMO includes Tim Stevens, who is focusing on overall planning and execution; Chuck Bodner, who leads Value Capture; and Shana Neal, who is leading Organizational Design, Culture and Talent.

Should BD employees start working with their CareFusion counterparts?

•	No. Until the transaction is closed, BD and CareFusion should continue to operate business-as-usual as two separate companies. The transaction is expected to close in the first half of calendar year 2015, subject to regulatory and other required approvals including a CareFusion shareholder vote, among other conditions.

What should employees be doing now?

•	Until the transaction closes, it is business as usual, and both BD and CareFusion will continue to operate as separate companies.

•	We encourage all employees to remain focused on delivering the highest quality products and services our customers and partners have come to expect from us.

What are the next steps in the process?

•	The transaction is expected to close in the first half of calendar year 2015, subject to regulatory and other required approvals including a CareFusion shareholder vote, among other conditions.

•	Until then, it is business as usual, and both BD and CareFusion will continue to operate as separate companies.

How will BD prepare for integrating CareFusion after close?

•	We are following a well-designed, thoughtful approach in planning for our integration, which we expect will begin after our transaction closes in the first half of 2015. Our integration is taking place in three phases:

•	Phase I – Listen and Learn (October 5 through November 5): During this phase we are focused on learning as much as we can about CareFusion’s operations and people to ensure we build the right plans to smoothly integrate our two organizations post-close.

•	Phase II – Planning and Preparing for Close (November 6 through Close): Our specific planning for the integration will occur during this phase. Each part of our respective businesses will be represented on the Integration Team and we will build detailed plans for Day 1 through Day 100, as well as finalize our planned synergy savings goals.

•	Phase III – Creating Our Combined Company (Close up to 12 months post-close): This phase is all about putting our plans into action to create a new global leader in medication management and patient safety solutions.

Will CareFusion reset our fiscal year when the merger closes and if so, how will that work? How will you handle sales objectives such as quotas, sales contests, and territory alignments during this “stub” period and beyond?

•	The transaction is not expected to close until the first half of the calendar year 2015. Until that time, BD and CareFusion should continue operating as two separate companies.

•	As part of our integration planning, we will determine the impact of close date on our fiscal reporting. We will communicate our approach as we get closer to Day 1.

About the New Business

How will BD’s business focus change now that we are acquiring CareFusion?

•	BD’s overall business focus will not change; in fact, we are strengthening our focus in the growth area of medication management and patient safety solutions through our acquisition. We are closer now to becoming a global leader in this field. We will be able to accelerate our strategy to deliver integrated healthcare solutions spanning the continuum of care - from drug preparation in the pharmacy to dispensing on the hospital floor to patient delivery and subsequent monitoring. Specific decisions on how we will integrate CareFusion into BD, including any impact it will have on our operations, are currently being planned for through our Integration Team.

What is NewCo?

•	“NewCo,” short for “New Company,” is the term we are using to describe our new combined organization post-close. Our intention is to create a company that combines the strengths, capabilities and leadership talent of both BD and CareFusion, and to do so in a way that positions BD well for the future.

How will you address culture for NewCo?

•	Culture is a critically important element in the success of any integration. Creating a new culture for our combined company requires thoughtfulness and transparency. We are working with our integration consultant, McKinsey & Co., to understand the cultural strengths and weaknesses of both BD and CareFusion, utilizing McKinsey’s Organizational Health Index (OHI) survey.

•	CareFusion conducted the OHI survey in January 2014, and we will be able to use those results to help us understand the CareFusion culture. Currently, BD is preparing to conduct the OHI survey to ensure we are looking at the same strengths and capabilities across both companies.

•	We will use the input from the BD and CareFusion OHI surveys to help determine what our combined company culture will be.

What is OHI?

•	The Organizational Health Index (OHI) is a confidential, proprietary survey tool that measures organizations on a number of key “health” dimensions– for example, leadership, values, and management practices. It generates insights that allow leaders to take actions to drive organizational health and performance. The OHI has been conducted with more than a thousand organizations around the world in all industries, sectors, and functions, with more than 2 million survey respondents to date.

Can you address the new organizational structure? Will commercial be aligned by product, geography or both?

•	After Day 1, we will be organized into two operating segments: Medical and Life Sciences.

•	CareFusion’s current operations will become part of the $8 billion Medical segment, which includes Medical Surgical Systems, Pharmaceutical Systems and Diabetes Care.

•	The Medical Segment will also include a “Tech Solutions” team focused on informatics – like CareFusion SmartWorks – across the entire BD Medical segment.

•	The Life Sciences segment will include BD Pre-Analytical Systems, BD Diagnostic Systems and the BD Biosciences business units.

•	This high-level view is not an organization chart or inclusive of every business, function, team or region at this point. It doesn’t map to specific people or roles.

About Associates

What does the integration mean for employees of BD and CareFusion?

•	This transaction will accelerate BD’s transition from a product-focused company to a customer-centric provider of complete healthcare solutions across the medication management value chain, opening up new growth and career opportunities for employees as we create more value for our customers, partners and shareholders.

•	We will build a dynamic organization that brings together two world-class companies and offer opportunities for employees as part of a global leader.

The CareFusion leadership team has provided clear, honest and routine communication of strategy, goals, initiatives and company status through regular Town Hall meetings and other communication vehicles (web videos, Q&A, etc.). How does the BD leadership team communicate with employees?

•	BD leaders communicate with associates using the same core tools that CareFusion uses. Our leaders regularly communicate with associates in quarterly Town Hall meetings, regular leadership meetings, team meetings and through various electronic media.

What is BD’s outlook on Diversity and Inclusion in the workplace?

•	BD has a long-standing commitment to recognizing and leveraging diversity in the workplace as well as commitment to ensuring the climate fosters a sense of associates uniqueness, creativity and ability to contribute to our collective success.

•	BD’s Global Diversity Inclusion Leader directs the Diversity Inclusion Steering Committee. The company also has a number of programs including Diversity Inclusion Training, Quiet Rooms, Associate Networking Groups, Global Celebrations, Objective Based Mentoring and Supplier Diversity, all informed by BD’s Global Diversity Inclusion Strategy.

Who should I contact if I have additional questions? Where can I find more information about the transaction?

•	Please contact your local leader with additional questions.

•	Additional information about the transaction will be posted on BD’s and CareFusion’s respective intranet sites as well as their respective external websites, www.bd.com and www.carefusion.com.

•	We will keep you informed as we move toward completing this transaction and provide updates on integration details.

* * *

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission (SEC). BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, on November 4, 2014, BD filed with the SEC a registration statement on Form S–4 that constitutes a preliminary prospectus of BD and includes a preliminary proxy statement of CareFusion. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement and the definitive proxy statement/prospectus (when available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.